UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

OPTIMAL GROUP INC.
(Name of Subject Company (Issuer))
7293411 CANADA INC. (OFFEROR)
RICHARD YANOFSKY
PETER YANOFSKY
ERIC LAU TUNG CHING
FRANCIS CHOI
(Names of Filing Persons)
Class “A” Shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)
Richard Yanofsky
770 Sherbrooke Street West, Suite 1700
Montréal, Québec, H3A 1G1
514.738.2079
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Charles R. Spector
Fraser Milner Casgrain LLP
1 Place Ville-Marie, 39th Floor
Montréal (Québec) H3B 4M7
(514) 878-8800
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$11,477,681(1)	$819	(2)

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $2.40 (i.e., the tender offer price) and (ii) 4,782,367, the maximum number of Class “A” shares of Optimal Group Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 5,148,735 Shares outstanding as of March 17, 2010 and 191,400 shares of Optimal Group Inc. Class “A” shares issuable upon the exercise of outstanding options and warrants, less the 405,576 Class “A” shares and 152,192 shares issuable upon the exercise of warrants already beneficially owned by 7293411 Canada Inc., its joint actors and its affiliates and associates.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $819	Filing Party: 7293411 Canada Inc.
Form or Registration No.: Schedule T0-T	Date Filed: March 31, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☑ third-party tender offer subject to Rule 14d-1.
     ☐ issuer tender offer subject to Rule 13e-4.
     ☑ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

TENDER OFFER STATEMENT AND RULE 13E-3 TRANSACTION STATEMENT FILED
UNDER COVER OF SCHEDULE TO
This Amendment No. 4 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement (as amended, this “Schedule TO”) filed on March 31, 2010 with the Securities and Exchange Commission (“SEC”) and relates to the offer by 7293411 Canada Inc., a corporation incorporated under the laws of Canada (“Offeror”), to purchase up to all of the outstanding Class “A” shares (the “Shares”) of Optimal Group Inc., a corporation incorporated under the laws of Canada (“Optimal”), not currently owned by Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants, at a price of $2.40 per Share, on the terms and subject to the conditions specified in the Notice of Change and Variation and Amended and Restated Offer to Purchase, dated March 31, 2010, as amended on May 6, 2010 and May 12, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal dated March 31, 2010, copies of which are attached hereto as Exhibits (a)(1)(F) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”). This Amendment No. 4 is being filed on behalf of Offeror, Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Offer to Purchase.
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by the following:
     The offering period of the Offer expired at 5:00 p.m. Montréal time on Friday, May 21, 2010. According to Computershare Investor Services Inc., the depositary for the Offer, as of 5:00 p.m. Montréal time on Friday, May 21, 2010, a total of 3,874,086 Shares were validly tendered and not withdrawn upon expiration of the offering period of the Offer, which represent approximately 75.2% of all outstanding Shares not including those Shares beneficially owned, or over which control is exercised, by the Offeror and its joint actors. The Offeror has accepted and will promptly pay for the tendered Shares.
     Offeror plans to acquire the remaining outstanding shares of Optimal by means of a Subsequent Acquisition Transaction, as a result of which Optimal will become wholly owned by the Offeror and its joint actors. The consideration per Share offered under any Subsequent Acquisition Transaction will be $2.40 per Share and such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time.
     Offeror and Optimal issued a joint press release on Friday, May 21, 2010 describing the completion of the offering period. The full text of the press release is attached hereto as Exhibit (a)(2)(C) and is incorporated herein by reference.
Item 12. Exhibits.

Exhibit
No.	Description

(a)(2)(C)	Joint Press Release issued by Offeror and Optimal, dated May 21, 2010.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7293411 CANADA INC.
/s/ Richard Yanofsky
By: Richard Yanofsky
Title:	President

Date: May 21, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard Yanofsky
Richard Yanofsky

Date: May 21, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter Yanofsky
Peter Yanofsky

Date: May 21, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Eric Lau Tung Ching
Eric Lau Tung Ching

Date: May 21, 2010

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Francis Choi
Francis Choi

Date: May 21, 2010

EXHIBIT INDEX

Exhibit
No.	Description

(a)(2)(C)	Joint Press Release issued by Offeror and Optimal, dated May 21, 2010.

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